   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 14, 1998
                                               REGISTRATION NO. 333-60425
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                      to
                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                         SCICLONE PHARMACEUTICALS, INC.
             (Exact name of registrant as specified in its charter)


          CALIFORNIA                                            94-3116852
(State or other jurisdiction of                                (IRS Employer
incorporation or organization)                               Identification No.)

                    901 MARINERS ISLAND BOULEVARD, SUITE 205
                           SAN MATEO, CALIFORNIA 94404
                                 (650) 358-3456
                   (Address, including zip code, and telephone
                         number, including area code, of
                    registrant's principal executive offices)


                                DONALD R. SELLERS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         SCICLONE PHARMACEUTICALS, INC.
                    901 MARINERS ISLAND BOULEVARD, SUITE 205
                           SAN MATEO, CALIFORNIA 94404
                                 (650) 358-3456
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                             J. HOWARD CLOWES, ESQ.
                        Gray Cary Ware & Freidenrich LLP
                         139 Townsend Street, Suite 400
                         San Francisco, California 94107
                                 (415) 836-2500

--------------------------------------------------------------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time as described in the Prospectus after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

         If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

EXPLANATORY NOTE

         Amendment No. 2 is being filed for the purpose of filing Exhibit 23.1 to the Registration Statement.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fees and Nasdaq filing fee.

                                                                        To be Paid
                                                                          By The
                                                                        Registrant
                                                                        ----------
SEC Registration Fee ..................................                  $ 2,544
Nasdaq filing fee .....................................                  $17,500
Accounting fees and expenses ..........................                  $ 7,000
Legal fees and expenses ...............................                  $15,000
Miscellaneous expenses ................................                  $ 2,956

         Total ........................................                  $45,000
                                                                         =======


-------------------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         As permitted by Section 204 of the California Corporations Code (the "CCC"), the Registrant's Articles of Incorporation provide that each person who is or was or who had agreed to become a director or officer of the Registrant or who had agreed at the request of the Registrant's Board of Directors or an officer of the Registrant to serve as an employee or agent of the Registrant or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the Registrant to the full extent permitted by the CCC or any other applicable laws. Such Articles of Incorporation also provide that no amendment or repeal of such Articles shall apply to or have any effect on the right to indemnification permitted or authorized thereunder for or with respect to claims asserted before or after such amendment or repeal arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal.

         The Registrant's Bylaws provide that the Registrant shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action or a proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate was or is a director, officer or employee of the Registrant or any predecessor of the Registrant or serves or served any other enterprise as a director, officer or employee at the request of the Registrant or an predecessor of the Registrant. The Registrant's Bylaws also provide that the Registrant may enter into one or more agreements with any person which provides for indemnification greater or different than that provided in such Articles of Incorporation.

         The Registrant has entered into indemnification agreements with its directors and certain of its officers.

         The Registrant intends to purchase and maintain insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

         See also the undertakings set out in response to Item 17 herein.

ITEM 16.  EXHIBITS.

         The following exhibits are filed with this Registration Statement:

      EXHIBIT NO.                 DESCRIPTION OF EXHIBIT
      ----------- --------------------------------------------------------------

          5.1**   Opinion of Gray Cary Ware & Freidenrich LLP.

         10.1* Structured Equity Line Flexible Financing(SM) Agreement by and between the Company and Cheyenne LLC dated as of June 30, 1998.

         10.2* Warrant to purchase up to 200,000 shares of Common Stock of the Company issued to Cheyenne LLC dated as of June 30, 1998.

         10.3* Registration Rights Agreement by and between the Company and Cheyenne LLC dated as of June 30, 1998.

         23.1     Consent of Ernst & Young LLP, independent auditors.

         23.2**   Consent of Gray Cary Ware & Freidenrich LLP (included in
                  Exhibit 5.1).

         24.1**   Power of Attorney (included in the Signature Page contained in
                  Part II of the Registration Statement).

 * Incorporated by reference from the Company's Report on Form 8-K filed with the Commission on July 23, 1998.

**       Previously filed.

ITEM 17.  UNDERTAKINGS.

         A. The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by section
10(a)(3) of the Securities Act of 1933 (the "Securities Act");

                           (ii) To reflect in the prospectus any facts or events
arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) To include any material information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         C. The undersigned Registrant hereby undertakes that:

                  (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

                  (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Mateo, State of California on September 14, 1998.

                                        SCICLONE PHARMACEUTICALS, INC.



                                        By: /s/ Donald R. Sellers
                                           -------------------------------------
                                           Donald R. Sellers
                                           President and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


      SIGNATURE                                              TITLE                                 DATE
      ---------                                              -----                                 ----
 /s/ Donald R. Sellers
--------------------------------------
Donald R. Sellers                             President, Chief Executive Officer and            September 14, 1998
                                              Director (Principal Executive Officer)
 /s/ Jere E. Goyan
--------------------------------------
Jere E. Goyan, Ph.D.*                         Chairman of the Board and Director                September 14, 1998

 /s/ Diane Lee
--------------------------------------
Diane Lee*                                    Director, Corporate Finance and Administration    September 14, 1998
                                              (Principal Financial and Accounting Officer)
 /s/ John D. Baxter
--------------------------------------
John D. Baxter, M.D.*                         Director                                          September 14, 1998

 /s/ Edwin C. Cadman
--------------------------------------
Edwin C. Cadman, M.D.*                        Director                                          September 14, 1998

/s/ Rolf H. Henel
--------------------------------------
Rolf H. Henel*                                Director                                          September 14, 1998


*By:  /s/ Donald R. Sellers
      --------------------------------
      Donald R. Sellers,                                                                        September 14, 1998
      Attorney-in-fact


                               INDEX TO EXHIBITS

      EXHIBIT NO.                 DESCRIPTION OF EXHIBIT
      ----------- --------------------------------------------------------------

          5.1**   Opinion of Gray Cary Ware & Freidenrich LLP.

         10.1* Structured Equity Line Flexible Financing(SM) Agreement by and between the Company and Cheyenne LLC dated as of June 30, 1998.

         10.2* Warrant to purchase up to 200,000 shares of Common Stock of the Company issued to Cheyenne LLC dated as of June 30, 1998.

         10.3* Registration Rights Agreement by and between the Company and Cheyenne LLC dated as of June 30, 1998.

         23.1     Consent of Ernst & Young LLP, independent auditors.

         23.2**   Consent of Gray Cary Ware & Freidenrich LLP (included in
                  Exhibit 5.1).

         24.1**   Power of Attorney (included in the Signature Page contained in
                  Part II of the Registration Statement).

 * Incorporated by reference from the Company's Report on Form 8-K filed with the Commission on July 23, 1998.

**       Previously filed.